UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In February 2009, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1 to 99.5 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated February 11, 2009 announcing annual financial results for 2008

Exhibit 99.2	Press release dated February 11, 2009 announcing appointment of Chief Strategic Officer

Exhibit 99.3	Press release dated February 11, 2009 announcing appointment of Chief Medical Officer

Exhibit 99.4	Press release dated February 11, 2009 announcing appointment of Scientific Advisor

Exhibit 99.5	Press release dated February 4, 2009 announcing European Commission clearance of the proposed acquisition of Zentiva NV by sanofi-aventis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 11, 2009		SANOFI-AVENTIS

	By	/S/ Patricia Kodyra
Name: Patricia Kodyra
Title: Associate Vice President,
Corporate Law, Financial and Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated February 11, 2009 announcing annual financial results for 2008

Exhibit 99.2	Press release dated February 11, 2009 announcing appointment of Chief Strategic Officer

Exhibit 99.3	Press release dated February 11, 2009 announcing appointment of Chief Medical Officer

Exhibit 99.4	Press release dated February 11, 2009 announcing appointment of Scientific Advisor

Exhibit 99.5	Press release dated February 4, 2009 announcing European Commission clearance of the proposed acquisition of Zentiva NV by sanofi-aventis